Exhibit 99.1

Sohu and Sogou Enter into Definitive Agreements regarding Sogou Going-Private Transaction

BEIJING, China, September 29, 2020 — Sohu.com Limited (NASDAQ: SOHU) (“Sohu” or the “Company”), China’s leading online media, video, search and gaming business group, announced today that its subsidiary Sogou Inc. (NYSE: SOGO) (“Sogou”) has entered into a definitive Agreement and Plan of Merger (the “Merger Agreement”) with THL A21 Limited (“THL”), TitanSupernova Limited (“Parent”), and Tencent Mobility Limited (“TML”) (THL, Parent, and TML, collectively, the “Tencent Parties”), each of which is a direct or indirect wholly-owned subsidiary of Tencent Holdings Limited (“Tencent”), pursuant to which Parent will be merged with and into Sogou in an all-cash transaction (the “Merger”), and Sogou will become an indirect wholly-owned subsidiary of Tencent.

The Company also announced today that on or about the same time as Sogou entered into the Merger Agreement, the Company, which is currently Sogou’s indirect controlling shareholder through the Company’s wholly-owned subsidiary Sohu.com (Search) Limited (“Sohu Search”), and Sohu Search have entered into a share purchase agreement with Parent (the “Share Purchase Agreement”), pursuant to which Sohu Search has agreed to sell all of the Sogou Class A ordinary shares (each, a “Sogou Class A Ordinary Share”) and Sogou Class B ordinary shares owned by it to Parent (the “Share Purchase”) at a purchase price of $9.00 per share, which is equal to the per-share Merger Consideration (as defined below) under the Merger Agreement. If the Share Purchase is completed, Sohu Search will receive aggregate consideration of approximately $1.18 billion in cash, and Sohu will no longer have any beneficial ownership interest in Sogou.

Upon the effectiveness of the Merger, outstanding Sogou Class A Ordinary Shares, including Sogou Class A Ordinary Shares represented by American depositary shares (“Sogou ADSs”), other than Excluded Shares (as defined in the Merger Agreement), will be cancelled in exchange for the right of the holders thereof to receive $9.00 in cash per Sogou Class A Ordinary Share or Sogou ADS (the “Merger Consideration”).

The Merger Consideration represents a premium of approximately 56.5% to the closing trading price of the Sogou ADSs on July 24, 2020, the last trading day prior to Sogou’s announcement of its receipt of a “going-private” proposal from Tencent and a premium of 83.0% to the volume-weighted average price during the last 30 trading days prior to the Sogou’s receipt of the “going-private” proposal.

The Merger is currently expected to close in the fourth quarter of 2020. The closing of the Share Purchase is expected to take place shortly prior to the completion of the Merger.

If completed, the Share Purchase and the Merger will result in Sogou becoming a privately-held indirect wholly-owned subsidiary of Tencent, Sogou ADSs will no longer be listed on the New York Stock Exchange, and the Sogou ADS program will be terminated.

China Renaissance, through its subsidiary China Renaissance Securities (Hong Kong) Limited, is serving as financial advisor to Sohu; Goulston & Storrs PC is serving as U.S. legal counsel to Sohu; Han Kun Law Offices is serving as PRC legal counsel to Sohu; and PricewaterhouseCoopers Consultants (Shenzhen) Limited Beijing Branch is serving as PRC tax advisor to Sohu.

Goldman Sachs (Asia) L.L.C. is serving as financial advisor to the Tencent Parties; Davis Polk & Wardwell LLP is serving as U.S. legal counsel to the Tencent Parties; and Haiwen & Partners is serving as PRC legal counsel to the Tencent Parties.

Additional Information About the Merger

The Company will furnish to the U.S. Securities and Exchange Commission (the “SEC”) a current report on Form 6-K regarding the Share Purchase and the Merger, which will include as the exhibits thereto the Share Purchase Agreement and the Merger Agreement. All parties desiring details regarding the Share Purchase and the Merger are urged to review these documents, which will be available at the SEC’s website (http://www.sec.gov).

In connection with the Merger, Sogou, together with the Tencent Parties, the Company, and Sohu Search, will prepare and file with the SEC, and Sogou will mail to holders of Sogou Class A Ordinary Shares and holders Sogou ADSs, a Schedule 13E-3 Transaction Statement (the “Schedule 13E-3”). Investors in Sohu and other interested persons, as well as holders of Sogou Class A Ordinary Shares and holders of Sogou ADSs, will be able to obtain these documents, as well as other filings containing information about Sogou, Sohu, the Merger, the Share Purchase, and related matters, without charge from the SEC’s website (http://www.sec.gov) or at the SEC’s public reference room at 100 F Street, NE, Room 1580, Washington, D.C. 20549.

Safe Harbor Statement

This announcement includes statements that constitute “forward-looking statements” within the meaning of Section 21E of the Securities Exchange Act of 1934. Actual results could differ materially from those referred to in any such forward-looking statements because of risks and uncertainties, including the possibility that the Share Purchase and the Merger will not occur as planned if events arise that result in the termination of the Share Purchase Agreement and/or the Merger Agreement, or if one or more of the various closing conditions to the Share Purchase and/or the Merger are not satisfied or waived, and other risks and uncertainties regarding the Share Purchase Agreement and the Share Purchase, and the Merger Agreement and the Merger, that will be discussed in the Schedule 13E-3 to be filed with the SEC.

About Sohu.com Limited

Sohu.com Limited (NASDAQ: SOHU) is China’s premier online brand and indispensable to the daily life of millions of Chinese, providing a network of web properties and community based/web 2.0 products which offer the vast Sohu user community a broad array of choices regarding information, entertainment and communication. Sohu has built one of the most comprehensive matrices of Chinese language web properties and proprietary search engines, consisting of the mass portal and leading online media destination www.sohu.com; interactive search engine www.sogou.com; developer and operator of online games www.changyou.com/en/ and online video website tv.sohu.com. Sohu’s corporate services consist of online brand advertising on Sohu’s matrix of websites as well as bid listing and home page on its in-house developed search directory and engine. Sohu also provides multiple news and information services on mobile platforms, including Sohu News App and the mobile news portal m.sohu.com. Sohu’s online game subsidiary Changyou develops and operates a diverse portfolio of PC and mobile games, such as Tian Long Ba Bu (“TLBB”), one of the most popular PC games in China. Changyou also owns and operates the 17173.com Website, a game information portal in China. Sohu’s online search subsidiary Sogou (NYSE: SOGO) has grown to become the second largest search engine by mobile queries in China. It also owns and operates Sogou Input Method, the largest Chinese language input software. Sohu, established by Dr. Charles Zhang, one of China’s internet pioneers, is in its twenty-fourth year of operation.

For investor and media inquiries, please contact:

In China:

Ms. Pu Huang
Sohu.com Limited
Tel:	+86 (10) 6272-6645
E-mail:	ir@contact.sohu.com

In the United States:

Ms. Linda Bergkamp
Christensen
Tel:	+1 (480) 614-3004
E-mail:	lbergkamp@christensenir.com